JP Morgan Access Multi-Strategy Fund, LLC

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

February 22, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JP Morgan Access Multi-Strategy Fund, LLC (File No. 811-21552) (the “Fund”)

Dear Ms. White:

This letter is in response to the comments you previously provided with respect to the Fund. The below sets forth the comments followed by the Fund’s response. All capitalized terms used below have the meaning ascribed to them in the Fund’s registration statement.

COMMENTS

1.	Comment: The supplement dated January 12, 2017 states that in connection with the removal of the Performance Allocation, the Fund is no longer required to limit investors to “qualified clients” and, accordingly, references to “qualified client” in the Fund’s private placement memorandum are deleted. Please consider adding disclosure to that supplement that the “accredited investor” standard remains in place.

Response: The Fund respectfully submits that the January 12, 2017 supplement makes no mention of removing the “accredited investor” standard and refers only to the removal of the “qualified client” standard. As such, the Fund believes that the disclosure is sufficient as drafted.

2.	Comment: Please consider revising the Example in the “Summary of Fees, Allocations and Expenses” section to exclude the Performance Allocation.

Response: The Example is calculated based on the expenses noted in the fee table. There was Net Capital Depreciation at the end of 2015 calendar year and therefore no Performance Allocation was paid for 2015. The fee table, therefore, included a 0.00% amount for the Performance Allocation expense and the dollar amounts listed under the 1 year, 3 years, 5 years and 10 years columns in the Example do not need to be updated.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0919.

Sincerely,

/s/ Carmine Lekstutis
Carmine Lekstutis
Assistant Secretary

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